[redacted]

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
Stock code: 00142

ANNOUNCEMENT MADE PURSUANT TO RULE 14A.41 AND CONTINUING CONNECTED TRANSACTIONS – REVISION OF INDOFOOD INSURANCE CAPS

COMPLETION OF ACQUISITION OF A MAJORITY INTEREST IN PT INDOLAKTO

The Company announced on 19 December 2008 that completion of the acquisition by Indofood of a majority interest in Indolakto through the acquisition of Drayton took place on 17 December, 2008, resulting in the Company having an approximate 68.57% indirect effective interest in Indolakto.

CONTINUING TRANSACTIONS ENTERED INTO BETWEEN CONNECTED PERSONS OF THE COMPANY AND INDOLAKTO AND LISTING RULES IMPLICATIONS

Indolakto has prior to Completion entered into certain contracts involving provision of insurance services by connected persons of the Company to Indolakto on a continuing basis. These transactions are required to be disclosed upon Completion under Rule 14A.41 of the Listing Rules. The principal terms of these transactions are summarised in the body of this announcement below.

Under Rule 14A.25 of the Listing Rules, the Transactions are required to be aggregated with the Indofood Insurance Caps for the year ending 31 December 2008, previously announced by the Company. Based on the five tests calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the Transactions, when aggregated with the Indofood Insurance Caps for the year ending 31 December 2008, exceed 0.1% but are less than 2.5%. Accordingly, the Transactions are subject to the reporting and announcement requirements of Rules 14A.45 to 14A.47 of the Listing Rules but are exempt from the independent shareholders' approval under the Listing Rules.

REVISION OF INDOFOOD INSURANCE CAPS

As a result of the Completion, the existing insurance agreements entered into by the Indofood Group announced on 7 April 2008 and 10 June 2008 would automatically cover insurance transactions of Indolakto on the basis that Indolakto became a subsidiary of Indofood on Completion. The Company would like to revise the Indofood Insurance Caps to take into account the additional proposed insurance caps in respect of Indolakto arising out of the Completion and the additional proposed provision of health insurance services by CAR commencing 2009 for the years ending 31 December 2009 and 2010 (the "Revised Indofood Insurance Caps") in the amounts set out in Table B, in the body of this announcement.

Based on the five tests calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the Revised Indofood Insurance Caps exceed 0.1% but are less than 2.5%. The revision of the Indofood Insurance Caps is, therefore, subject to the reporting and announcement requirements of Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval under the Listing Rules.

COMPLETION OF ACQUISITION OF A MAJORITY INTEREST IN PT INDOLAKTO

Reference is made to the Company's overseas regulatory announcements dated 25 August 2008 and 19 December 2008, announcements dated 24 September 2008 and 19 December 2008 and circular dated 15 October 2008 (the "Circular"), relating to, amongst other things, the acquisition of a majority interest in PT Indolakto ("Indolakto") through the acquisition of Drayton Pte. Ltd. ("Drayton") by PT Indofood Sukses Makmur Tbk ("Indofood") (the "Acquisition"). Unless otherwise defined or the context otherwise requires, captalised terms and expressions referred to herein shall have the meanings given to them in the Circular.

The Company announced on 19 December 2008 that completion of the Acquisition ("Completion") took place on 17 December, 2008 resulting in the Company having an approximate 68.57% indirect effective interest in Indolakto.

CONTINUING TRANSACTIONS ENTERED INTO BETWEEN CONNECTED PERSONS OF THE COMPANY AND INDOLAKTO AND LISTING RULES IMPLICATIONS

Indolakto has prior to Completion entered into the following contracts involving provision of insurance services by connected persons of the Company to Indolakto on a continuing basis (the "Transactions"). These Transactions are required to be disclosed upon Completion under Rule 14A.41 of the Listing Rules. The principal terms of the Transactions are summarised below:

Parties:	(a) Indolakto (b) PT Asuransi Central Asia ("ACA")
Date of Contract:	31 December 2007
Expiry:	31 December 2008
Subject Matter:	Provision of vehicle, PAR & Earthquake, Inventory insurance services by ACA to Indolakto
Estimated transaction value for the year ending 31 December 2008 from the date of Completion:	US$2,691 (approximately HK$20,990)

Parties:	(a) Indolakto (b) PT Indosurance Broker Utama ("IBU")
Date of Contract:	7 April 2008
Expiry:	31 December 2008
Subject Matter:	Provision of marine cargo insurance services by IBU to Indolakto
Estimated transaction value for the year ending 31 December 2008 from the date of Completion:	US$568 (approximately HK$4,430)

The estimated values in respect of the Transactions are based on the existing value of the assets insured.

Under Rule 14A.25 of the Listing Rules, the Transactions are required to be aggregated with the Indofood Insurance Caps (as defined and set out in Table A below) for the year ending 31 December 2008, previously announced by the Company. Based on the five tests calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the Transactions, when aggregated with the Indofood Insurance Caps for the year ending 31 December 2008, exceed 0.1% but are less than 2.5%. Accordingly, the Transactions are subject to the reporting and announcement requirements of Rules 14A.45 to 14A.47 of the Listing Rules but are exempt from the independent shareholders' approval under the Listing Rules.

In accordance with Rule 14A.41 of the Listing Rules, the Company will comply in full with all applicable reporting, disclosure and independent shareholders' approval requirements under the Listing Rules upon any variation or renewal of any of the agreements relating to the Transactions.

As far as the Directors are aware, the Transactions were entered into on normal commercial terms in the ordinary course of business of Indolakto, ACA and IBU and on an arm's length basis.

Description of connected relationships of the parties to the Transactions

ACA and IBU are connected persons of the Company and hence, connected persons of Indolakto (upon Completion) because:

(a) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(b) ACA and IBU are owned respectively as to 67.42% and 100% of their issued share capital, by Mr. Anthoni Salim and companies controlled by him. Therefore both companies are associates of Mr. Anthoni Salim under Rule 1.01 of the Listing Rules.

REVISION OF INDOFOOD INSURANCE CAPS

The Company previously announced annual caps for Indofood's insurance transactions for the years ending 31 December 2008, 2009 and 2010 on 7 April 2008 and 10 June 2008, respectively (the "Indofood Insurance Caps"). The Indofood Insurance Caps are reproduced in Table A, below, for shareholders' ease of reference:

Table A – Existing Indofood Insurance Caps

	Annual caps relating to the transaction between ACA and Indofood *(US$ million)*	Annual caps relating to the transaction between CAR and Indofood *(US$ million)*	Annual caps relating to the transaction between PT Laju Perdana Indah and IBU *(US$ million)*	Indofood Insurance Caps *(US$ million)*
For the year ending 31 December 2008	4.4	0.2	0.4	5.0
For the year ending 31 December 2009	5.7	0.3	0.4	6.4
For the year ending 31 December 2010	6.4	0.4	0.4	7.2

As a result of the Completion, the existing insurance agreements entered into by the Indofood Group with connected persons of the Company announced on 7 April 2008 and 10 June 2008 would automatically cover insurance transactions of Indolakto on the basis that Indolakto became a subsidiary of Indofood on Completion. The entry and expiry dates of the existing insurance agreements are set out below for shareholders' information:

Counterparty connected person	Date of Entry	Expiry
ACA	14 March 2008 (PAR & Earthquake) 14 March 2008 (Vehicle) 14 January 2008 (Marine Cargo)	31 December 2010
IBU	9 June 2008	31 December 2010
CAR	8 April 2008	31 December 2010

The Company would like to revise the Indofood Insurance Caps to take into account the additional proposed insurance caps in respect of Indolakto arising out of the Completion and the additional proposed provision of health insurance services by CAR commencing 2009 for the years ending 31 December 2009 and 2010 (the "Revised Indofood Insurance Caps") in the amounts set out in Table B, below.

Table B – Revision of Indofood Insurance Caps

	Existing Indofood Insurance Caps *(US$ million)*	**Additional annual caps relating to Indolakto arising out of the Completion** *(US$ million)*	**Additional annual caps relating to provision of health insurance services by CAR commencing 2009** *(US$ million)*	**Revised Indofood Insurance Caps** *(US$ million)*
From the date of Completion to 31 December 2008	5.0*	0.0	N/A	5.0
For the year ending 31 December 2009	6.4	0.2	3.7	10.3
For the year ending 31 December 2010	7.2	0.3	4.4	11.9

* This amount covers the entire year ending 31 December 2008 as opposed to from the date of Completion to 31 December 2008.

The annual caps relating to Indolakto were determined based on the existing value of the assets insured and estimated capital expenditure. The annual caps relating to the provision of health insurance services by CAR commencing 2009 are based on estimated insurance premiums.

Based on the five tests calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the Revised Indofood Insurance Caps, exceed 0.1% but are less than 2.5%. The revision of the Indofood Insurance Caps is, therefore, subject to the reporting and announcement requirements of Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval under the Listing Rules.

Description of connected relationships

The connection between ACA, IBU and the Company is as described above.

CAR is a connected person of the Company and hence, a connected person of Indofood because:

(a) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(b) CAR is owned as to 67.42% of its issued share capital by Mr. Anthoni Salim and companies controlled by him. Therefore, it is an associate of Mr. Anthoni Salim under Rule 1.01 of the Listing Rules.

Directors' views on the revision of Indofood Insurance Caps

The Directors (including the independent non-executive directors of the Company) believe that the revision of the Indofood Insurance Caps is on normal commercial terms, fair and reasonable and in the interests of shareholders of the Company as a whole.

GENERAL

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

ACA is engaged in the business of providing insurance services in Indonesia. ACA is considered as one of the big five insurance companies in Indonesia and has 39 branches and 32 representative offices.

IBU is engaged in the business of providing insurance services in Indonesia. IBU is considered one of the leading insurance brokers in Indonesia with a Bandung Branch Office and around 60 staff members. Their strong relationship with many insurance companies give them a privilege to provide the best insurance solutions.

CAR is engaged in the business of providing insurance services in Indonesia. CAR is a leading life and health insurance company in Indonesia, with more than 60 sales offices and 29 service offices.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 6 January 2009

Unless otherwise stated, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.8. Percentages and figures have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange in relation to the resolutions approved during the Special Meeting of the Board of Directors of MPIC held on 2 January 2009.

Dated this the 5th day of January, 2009

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, GBS, CBE, JP

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, KBE

Independent Non-executive

METRO PACIFIC INVESTMENTS

05 January 2009

PHILIPPINE STOCK EXCHANGE
Disclosure Department
4/F PSE Center, Exchange Road
Ortigas Center, Pasig City

Attention: ATTY. PETE M. MALABANAN
Head
Disclosure Department

In compliance with the disclosure rules of the Exchange, Metro Pacific Investments Corporation (MPIC) (PSE: MPI) submits a copy of SEC Form 17-C, relating to resolutions of the Board of Directors dated 2 January 2009.

Thank you.

Very truly yours,

MELODY M. DEL ROSARIO
Assistant Vice President
Media & Corporate Communications

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **05 JANUARY 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES**
   ....
   Address of principal office   Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **NA**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	**7,027,726,813***

**as reported by the stock transfer agent as of 30 December 2008.*

11. Indicate the item numbers reported herein: **Item 9.**

Item 9. Other Items

During a special meeting of the Board of Directors of Metro Pacific Investments Corporation ("MPI") held in the afternoon of 2 January 2009, the Board of Directors passed and approved resolutions relating to the following matters:

1. The issuance of 791,110,491 new common shares ("New MPI Shares") from the current unissued capital stock of MPI in favor of LAWL Pte. Ltd. ("LAWL") at the price of approximately PhP2.57 per share, to fund the acquisition by MPI of additional interests in Maynilad Water Company, Inc. ("Maynilad") and, following the issuance of such New MPI Shares, the listing of these new shares issued to LAWL and/or its designated nominees in the Philippine Stock Exchange.

   Upon issuance, the New MPI Shares shall represent 7.75% of the fully diluted capital of MPI based on the aggregate of (i) 9,416,766,813 common shares or the outstanding capital stock of MPI following the increase in its authorized capital stock and issuance of a total of 2,389,040,000 common shares to be issued to Metro Pacific Holding Inc., which are currently in process; and (ii) the New MPI Shares, but excluding the shares corresponding to the Executive Stock Option Plan of MPI, if any.

2. The purchase of a total 236,000 issued and outstanding Class B common shares of Maynilad with par value of Php 1,000 per share, for the aggregate purchase price of approximately Php2.03 billion.

3. Confirmation of the proposal to dispose of MPI's shareholdings in Landco Pacific Corporation upon terms and conditions to be approved by MPI's board of directors and securing the approval of MPI's stockholders for any such disposition in accordance with the requirements of the Philippine Stock Exchange.

4. Amendments to the existing Executive Stock Option Plan of MPI ("Plan"), specifically: (i) the refreshment of the number of Options that may be granted, either initially or from time to time, under the Plan, to take into account the increase/s in the capital stock of MPI or other changes to its capital structure which has either been approved by the shareholders and implemented, is currently in process, or which may potentially be approved or implemented in the future; and (ii) the requirement for MPI to comply with relevant corporate approvals and regulations applicable to MPI's parent company.

5. Setting of a special stockholders' meeting on 20 February 2009 for the purpose of ratifying the resolutions relating to the foregoing matters and such other matters as may properly come before such meeting. The record date for this special stockholders' meeting was set for 19 January 2009.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

05 January 2009
Date

....
JOSE MA. K. LIM
President & CEO

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

SEC Mail Processing

(Stock Code: 00142)

FEB 09 2009

Washington, DC
111

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Filing made by Indofood Agri Resources Limited ("Indo Agri") to the Singapore Stock Exchange, in relation to Indo Agri's announcement on Completion of Acquisition of PT Cakra Alam Makmur, PT Hijaupertiwi Indah Plantation, and PT Cangkul Bumisubur and its subsidiary, PT Pelangi Intipertiwi by IndoAgri's subsidiary, PT Salim Ivomas Pratama.

Dated this 29th day of December, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

** Independent Non-executive Directors*

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Miscellaneous [1]
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	24-Dec-2008 19:20:37
Announcement No.	00090

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Completion of Proposed Acquisition by The Company's Subsidiary
Description	See attached.
Attachments	CompletionAcqHijau.pdf Total size = **137K** (2048K size limit recommended)

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SALE & PURCHASE AGREEMENT WITH PT ABADI CEMERLANG SEJAHTERA ("ACS AGREEMENT")

The Board of Directors of Indofood Agri Resources Ltd. ("the Company") refers to its announcement dated 22 November 2008 (the "**Announcement**") in relation to the Sale & Purchase Agreement entered into by its subsidiary, PT Salim Ivomas Pratama ("SIMP") with PT Abadi Cemerlang Sejahtera ("ACS"), relating to the acquisition by SIMP from ACS 100% of the total issued share capital of PT Cakra Alam Makmur ("CAM"), PT Hijaupertiwi Indah Plantation ("HPIP"), and PT Cangkul Bumisubur and its subsidiary, PT Pelangi Intipertiwi (collectively "CBS") for a total cash consideration of Rp11.7 billion; and in addition, SIMP also has the obligation to settle any outstanding loans that have been extended by ACS to CAM, HPIP and CBS until the date of completion, which is approximately Rp47.4 billion (instead of the estimated Rp43.5 billion as stated in the Company's Announcement) (the "**Acquisition Hijau**").

The Board of Directors of the Company wishes to announce that SIMP has today completed the Acquisition Hijau. Upon completion, CAM, HPIP and CBS have become subsidiaries of the Company through SIMP.

BY ORDER OF THE BOARD

Moleonoto Tjang
Executive Director

Singapore
24 December 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS BETWEEN MAYNILAD WATER SERVICES INC. AND DMCI HOLDINGS INC.

The Company announces the entering into of two construction contracts between DMCI and Maynilad.

First Pacific group has approximately 55% (on a fully diluted basis) interest in DMWC, the holding company of Maynilad. By virtue of Rule 14A.11 of the Listing Rules, the remaining 45% shareholder of DMWC, DMCI is a connected person of the Company.

Accordingly, the construction contracts constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules.

Based on the five test calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the construction contracts are less than 2.5%, when aggregated with the percentage ratios in respect of the August Agreements, the October Agreements and the December Agreement. The construction contracts are, therefore, subject to the reporting and announcement requirements of Rules 14A.45 to 14A.47 of the Listing Rules but are exempt from the independent shareholders' approval under the Listing Rules.

The Company also announces the extension of expiry of a contract previously announced.

Introduction

Reference is made to the announcement of First Pacific Company Limited ("First Pacific" or the "Company") dated 13 August 2008, relating to certain agreements ("August Agreements") entered into between Maynilad Water Services Inc. ("Maynilad") and DMCI Holdings Inc. ("DMCI") in respect of continuing transactions which are subject to reporting and disclosure requirements under Rule 14A.41 of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). Reference is also made to the announcements of the Company dated 28 October 2008 and 2 December 2008 respectively, pursuant to which the Company announced the entering into of three construction contracts between Maynilad and DMCI (the "October Agreements" and the "December Agreement", respectively).

The Company announces the entering into between DMCI and Maynilad of the following two new agreements ("New Agreements"):

Date of Contract:	15 December 2008
Expiry:	14 April 2009
Subject Matter:	Proposed valve insertion/replacement at two locations in the Philippines.
Consideration:	Php7,649,565.53 (approximately US$156,114 and approximately HK$1,217,686)

Date of Contract:	15 December 2008
Expiry:	14 April 2009
Subject Matter:	Proposed pipe replacement of 900mm dia SP at Cavite City in the Philippines.
Consideration:	Php84,400,000.00 (approximately US$1,722,449 and approximately HK$13,435,102)

The consideration in respect of the New Agreements is based on the bidding price. The New Agreements were entered into on normal commercial terms, in the ordinary course of business of Maynilad and DMCI, and on an arm's length basis.

The Company also announces that the expiry of the following contract (the "North Pump Station Construction Agreement") announced on 13 August 2008 was extended on 15 December 2008:

Date of Contract:	1 July 2008
Expiry:	27 December 2008
New Expiry:	28 February 2009
Subject Matter:	Construction contract in respect of building two additional stand-by units for North Pump Station, involving supply of labour, equipment and materials
Consideration:	Php112,864,930.63 (approximately US$2,553,505 and HK$19,917,341)

The consideration in respect of the North Pump Station Construction Agreement is based on the bidding price. Other than the extension of the expiry date, the terms of this contact remain the same.

Description of the Connected Relationship

First Pacific group has approximately 55% (on a fully diluted basis) interest in DMCI-MPIC Water Co. Inc. ("DMWC"), the holding company of Maynilad. By virtue of Rule 14A.11 of the Listing Rules, the remaining 45% shareholder of DMWC, DMCI is a connected person of the Company.

Accordingly, the New Agreements constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules.

Listing Rules Implications

Based on the five test calculations set out in Rule 14.07 of the Listing Rules, the applicable relevant percentage ratios in respect of the New Agreements when aggregated with the percentage ratios in respect of the August Agreements, the October Agreements and the December Agreement are less than 2.5%. The New Agreements are, therefore, subject to the reporting and announcement requirements of Rules 14A.45 to 14A.47 of the Listing Rules, but are exempt from the independent shareholders' approval under the Listing Rules.

Reasons for the entering into of the New Agreements

The directors of the Company (including the independent non-executive directors) believe that the terms of the New Agreements are fair and reasonable and in the interest of the shareholders as a whole. The directors of the Company also believe that the entering into of the New Agreements will be beneficial to the First Pacific group because the contracts have been negotiated on an arm's length basis with a specialist contractor who has a proven record in the industry.

The New Agreements are part of Maynilad's capital expenditure programme needed to support its operations, specifically the reinforcement and replacement of primary pipelines, rehabilitation and refurbishment of water network facilities.

General

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

DMCI is a leading construction company in the Philippines and currently manages Subic Water & Sewerage Company, Inc. DMCI's shares have been listed on the Philippine Stock Exchange since 1995.

Maynilad is a company incorporated in the Republic of the Philippines and holds an exclusive concession, granted by Metropolitan Waterworks and Sewerage System on behalf of the Philippine government, to provide water and sewerage services in the area of West Metro Manila.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 7 January 2009

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Php49.0 = HK$7.8. Percentages and figures expressed have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

END